                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
       1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003
                          -----------------

                                       OR

|_|    TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _________________

                        Commission file number 001-02394
                                               ---------

            A. Full title of the plan and the address of the plan,  if different from that of the issuer named below:

                     Handy & Harman Savings Plan
                     555 Theodore Fremd Avenue
                     Rye, NY 10580

            B. Name of issuer of the  securities  held  pursuant to the plan and the address of its principal executive office:

                     WHX Corporation
                     110 East 59th Street
                     New York, New York  10022

HANDY & HARMAN SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002
CONTENTS
--------------------------------------------------------------------------------

                                                                         PAGE(S)

Report of Independent Registered Public Accounting Firm                     1

Financial Statements:

Statements of Net Assets Available for Benefits as of December
   31, 2003 and 2002                                                        2

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2003                                     3

Notes to Financial Statements                                             4-8

Supplemental Schedule:

  Schedule H - Line 4i - Schedule of Assets (Held at End of Year)           9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Handy & Harman Savings Plan

            In our opinion, the accompanying  statements of net assets available for benefits and the related  statements of changes in net assets  available for benefits present fairly, in all material respects,  the net assets available for benefits of the Handy & Harman  Savings  Plan (the  "Plan") at December 31, 2003
and 2002,  and the changes in net assets  available  for  benefits  for the year ended  December 31, 2003 in  conformity  with  accounting  principles  generally accepted in the United States of America.  These  financial  statements  are the responsibility  of the Plan's  management.  Our  responsibility is to express an opinion on these  financial  statements  based on our audits.  We conducted  our audits of these  statements  in  accordance  with the  standards  of the  Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial  statements  are free of  material  misstatement.  An  audit  includes examining,  on a test basis,  evidence supporting the amounts and disclosures in
the  financial   statements,   assessing  the  accounting  principles  used  and
significant  estimates made by management,  and evaluating the overall financial statement  presentation.  We believe that our audits provide a reasonable  basis for our opinion.

            Our audits were  conducted  for the purpose of forming an opinion on the basic financial  statements taken as a whole.  The supplemental  schedule of assets (held at end of year) is presented for the purpose of additional analysis
and  is  not  a  required  part  of  the  basic  financial   statements  but  is
supplementary  information  required  by the  Department  of  Labor's  Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. This  supplemental  schedule is the  responsibility of the
Plan's management.  The supplemental schedule has been subjected to the auditing procedures  applied in the audits of the basic financial  statements and, in our opinion,  is fairly  stated in all  material  respects  in relation to the basic financial statements taken as a whole.

New York, New York
July 8, 2004

HANDY & HARMAN SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                                2003                   2002
 ASSETS
 Investments at fair value
    Mutual funds                                                            $29,161,094          $23,528,859
    Common trust                                                              4,744,512            4,658,043
    Common stock                                                              1,242,290              866,649
    Participant loans                                                         1,491,856            1,530,124
                                                                            -----------          -----------
 Total Investments                                                                 --                   --
                                                                             36,639,752           30,583,675

 Receivables
      Employer matching contributions                                           210,748              216,267
      Participant contributions                                                  52,372               54,168
                                                                            -----------          -----------
 Total receivables                                                              263,120              270,435
                                                                            -----------          -----------
 Net assets available for benefits                                          $36,902,872          $30,854,110
                                                                            ===========          ===========

   The accompanying notes are an integral part of these financial statements.

HANDY & HARMAN SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS
     Investment income
        Net appreciation/(depreciation) in fair value of investments          $ 5,603,250
        Interest                                                                   92,265
        Dividends                                                                 630,144
                                                                              -----------
                                                                                6,325,659
     Contributions
        Participant                                                             2,926,967
        Employer matching                                                         677,487
                                                                              -----------
                                                                                3,604,454
                                                                              -----------
 Total additions                                                                9,930,113
                                                                              -----------

 DEDUCTIONS
     Benefits paid to participants                                              3,874,765
     Administrative expenses                                                        6,586
                                                                              -----------

 Total deductions                                                               3,881,351
                                                                              -----------

 Net increase                                                                   6,048,762

 Net assets available for benefits
    Beginning of year                                                          30,854,110
                                                                              -----------
     End of year                                                              $36,902,872
                                                                              -----------

   The accompanying notes are an integral part of these financial statements.

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS

--------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN

        Handy &  Harman and  participating  subsidiaries (the "Company") are wholly owned by WHX Corporation.  The following brief description of the
        Handy &  Harman  Savings  Plan (the  "Plan") is provided for general information  purposes  only.  Participants  should  refer  to  the  Plan document for a more complete description of the Plan's provisions.

        The  Plan  is a  defined  contribution  plan  subject  to  the  Employee
        Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan's assets are held in trust by T. Rowe Price  Trust  Company.  The  general operation  and  administration  of  the  Plan  are  carried  out  by the
        Administrative Committee for the Plan (the "Committee").

        Any  employee  of  the  Company  who  is  not  subject  to a  collective bargaining agreement of the Company which prohibits participation in the
        Plan is eligible  to become a member of the Plan after  three  months of service.

        On September 14, 1999,  assets  amounting to $2,341,596 were merged into the Plan from the Sumco Inc.  401(k)  Plan.  Sumco Inc.  ("Sumco")  is a
        wholly  owned  subsidiary  of  Handy &  Harman.  Sumco  employees  began participating in the Plan on July 1, 1999.

        On May 2, 2002, assets amounting to $4,282,306 were merged into the Plan from the Olympic  Manufacturing Group 401(k) Plan. Olympic Manufacturing
        is a wholly owned  subsidiary of Handy & Harman.  Olympic  Manufacturing employees began participating in the Plan on May 7, 2002.

        CONTRIBUTIONS
        For each plan  year,  participants  may  contribute  up to 25% of pretax annual  compensation,  as defined  in the Plan,  not to exceed an annual maximum as determined by Internal Revenue Service Rules and Regulations.
        Participants  may  also  rollover  contributions  from  other  qualified defined  benefit or  contribution  plans.  For Sumco  participants,  the
        Company  contributes  an  amount  equal  to 75% of the  first 4% of base compensation  that a participant  contributes to the Plan. For all other participants,  the  Company  contributes  an amount  equal to 50% of the first 3% of base  compensation  that a  participant  contributes  to the
        Plan.

        Employer  matching  contributions  for Sumco  participants are allocated among the various investment funds according to participants' elections.
        Employer  matching  contributions to all other  participants are made to the WHX Stock Fund.

        Participant   contributions   may   be   limited   as  the   result   of
        nondiscrimination  test criteria as defined by the Internal Revenue Code of 1986, as amended.

        The unit value of participant  accounts in a particular  investment fund is computed by dividing that particular  investment  fund's net value by the total number of participant units in that investment fund.

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS

--------------------------------------------------------------------------------

        VESTING
        Participants  are  immediately  vested  in the  entire  value  of  their accounts, including employer contributions plus actual earnings thereon.

        INVESTMENT OPTIONS
        Each  participant  in the Plan  elects to have his or her  contributions invested in any one or a combination  of investment  funds.  These funds are described as follows:

            T. ROWE PRICE MID CAP GROWTH FUND - This fund  invests in the common stocks of medium-sized companies.

            T. ROWE PRICE SMALL CAP VALUE FUND - This fund invests in the common stocks of small- sized companies.

            T. ROWE PRICE PRIME RESERVE FUND - This fund is an actively  managed portfolio with investments in money market funds.

            MASSACHUSETTS   INVESTORS  GROWTH  STOCK  FUND  -  This  fund  seeks
            investments it believes to have better than average long-term growth potential with an emphasis on quality companies. The fund may invest up to 50% in foreign securities.

            MASSACHUSETTS  INVESTORS TRUST - This trust seeks reasonable current income  and  long-term  growth of income  and  capital.  It  invests primarily in stocks  representing well known companies across a wide range of industries.

            T. ROWE PRICE  EQUITY  INDEX 500 FUND - This fund invests in the 500 stocks that make up the S&P 500(R) Index.

            T.  ROWE  PRICE  INTERNATIONAL  STOCK  FUND - This fund  invests  in established  non-U.S.  companies.  It is  diversified  in developed, newly industrialized, and emerging countries.

            T. ROWE PRICE SPECTRUM GROWTH FUND - This fund invests in seven U.S.
            stock  funds,  one  international  stock fund,  and one money market fund.

            MFS TOTAL RETURN FUND - This fund,  under normal market  conditions, invests at least 25% of the  portfolio  in fixed  income  securities
            (bonds)  and at least 40% of the  portfolio  in stocks  with no more than 75% of assets invested in stocks.

            T.  ROWE  PRICE  CAPITAL  APPRECIATION  FUND  -  This  fund  invests primarily in stocks.

            T. ROWE PRICE SPECTRUM  INCOME FUND - This fund invests in five U.S.
            bond funds, two  international  bond funds, a money market fund, and an income-oriented stock fund.

            T. ROWE PRICE  STABLE VALUE FUND - This common trust fund invests in investment contracts issued by high-quality  insurance companies and banks as rated by T. Rowe Price Associates, Inc., the advisor to the fund's sponsor, T. Rowe Price Trust Company.

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS

--------------------------------------------------------------------------------

        BENEFIT PAYMENTS
        Participants  can receive the full current  value of their  account upon
        termination,   including  death  or  permanent  and  total   disability.
        Provision has been made to permit early  withdrawal of the balance in an account in the event of hardship, as defined by the Plan.

        PARTICIPANT LOANS
        Participants may borrow from their fund accounts a minimum of $500 up to a maximum of 50 percent of their account balance, not to exceed $50,000.
        Loan terms typically range from 1-5 years and are  collateralized by the balance in the participant's  account.  The interest rate on the loan is prime plus 1% at the date of the loan  application.  For the years ended
        December 31, 2003 and 2002, the interest rate on loans ranged from 5.00%
        to 10.5%.  Through  payroll  deductions,  the  principal and interest is repaid directly to the participant's account.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The Plan's financial  statements have been prepared on the accrual basis of accounting.

        INVESTMENT VALUATION AND INCOME RECOGNITION

        The Plan's  investments  are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset  value of the shares  held by the Plan at year end.  Funds invested in WHX common  stock are valued at its quoted  market  price at year  end.  Participant  loans  receivable  are  valued  at cost,  which approximates fair value.  The Stable Value Fund is at contract value.

        Purchases  and sales of securities  are recorded on a trade-date  basis.
        Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan  presents in the  statement of changes in net assets  available for benefits the net  appreciation  (depreciation)  in the fair value of its  investments  which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        PAYMENT OF BENEFITS
        Benefits are recorded when paid.

        ADMINISTRATIVE EXPENSES
        With the  exception of investment  advisory  fees paid by the Plan,  all other administrative expenses are borne by the Company.

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS

--------------------------------------------------------------------------------

        USE OF ESTIMATES
        The  preparation  of financial  statements in conformity  with generally accepted accounting principles requires management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities
        and  changes   therein,   and   disclosure  of  contingent   assets  and
        liabilities. Actual results could differ from those estimates.

        RISKS AND UNCERTAINTIES
        The Plan provides for various  investment  options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks,  such as interest rate,  market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty  related to changes in the value of  investment  securities,  it is as  least  reasonably  possible  that changes in risks in the near term would materially affect  participants'
        account balances and the amounts reported in the statement of net assets available for benefits.

3.      INVESTMENTS

        The  following  presents  investments  that  represent 5% or more of the
Plan's net assets:

                                                                         2003                2002

T. Rowe Price Mid Cap Growth Fund, 57,097 and 51,848
  Shares, respectively                                                $2,449,479          $1,609,367
T. Rowe Price Spectrum Growth Fund, 407,318 and 421,180
  Shares, respectively                                                 6,028,303           4,687,737
T. Rowe Price Capital Appreciation Fund, 339,770 and 359,640
  Shares, respectively                                                 5,945,983           5,110,482
T. Rowe Price Prime Reserve Fund, 1,891,948 and 2,208,571
  Shares, respectively                                                 1,891,948           2,208,571
T. Rowe Price Stable Value Fund, 4,744,512 and 4,658,043
  Shares, respectively                                                 4,744,512           4,658,043
T. Rowe Price Spectrum Income Fund, 288,887 and 271,123
  Shares, respectively                                                 3,400,195           2,917,280
Massachusetts Investors' Growth Fund, 215,615 and 197,222
  Shares, respectively                                                 2,440,756           1,820,356
T. Rowe Price Small Cap Value Fund, 107,701 and 105,039
  Shares, respectively                                                 3,165,333           2,304,549

During 2003, the Plan's  investments  (including  gains or losses on investments bought  and  sold,  as well as held  during  the year)  appreciated  in value by
$5,603,250, as follows:

      Mutual funds                            $5,494,784
      WHX Common Stock                           108,466
                                              ----------
      Total investments                       $5,603,250
                                              ==========

HANDY & HARMAN SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS

--------------------------------------------------------------------------------

4.      NONPARTICIPANT-DIRECTED INVESTMENTS

        Information  about the net assets and the significant  components of the
        changes  in  net   assets   relating   to  the   nonparticipant-directed
        investments is as follows:

                                                        2003                 2002
        Net assets
          WHX Common Stock                           $1,242,290         $   866,649
          Employer matching contributions receivable     31,727              35,606
                                                     ----------         -----------
                                                     $1,274,017         $   902,255
                                                     ==========         ===========

      Changes in net assets
       Contributions                                 $413,176
       Net appreciation                               108,466
       Loan repayments                                  3,657
       Loan interest income                               124
       Benefits paid to participants                 (153,661)
                                                     --------
                                                     $371,762
                                                     ========

5.      TAX STATUS

        The Internal  Revenue Service has determined and informed the Company by letters  dated  February 22, 1996 and April 30, 2004,  that the Plan and related trust are designed in accordance with applicable sections of the
        Internal Revenue Code ("IRC").  The Plan adminstrator  believes that the
        Plan is designed and currently  being  operated in  compliance  with the applicable requirements of the IRC.

6.      PLAN TERMINATION

        Although it has not  expressed  any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

        In the event of  termination,  the  trustee is not  required to make any distributions  from the trust  until  such  time as the IRS  shall  have determined in writing that such  termination  will not adversely  affect the tax qualification of the Plan.

7.      RELATED PARTY TRANSACTIONS

        At  December   31,   2003  and  2002,   $30,212,799   and   $25,394,238,
        respectively,  was invested in funds managed by T. Rowe Price,  the Plan trustee.  At December 31, 2003 and 2002, the WHX Stock Fund included net assets of $1,274,017 and $902,255, respectively.

HANDY & HARMAN SAVINGS PLAN
SCHEDULE H - LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

              (b)                                                                                              (e)
     IDENTITY  OF ISSUE,  BORROWER,                                           (c)                (d)         CURRENT
(a)   LESSOR OR SIMILAR PARTY                                      DESCRIPTION OF INVESTMENT    COST**        VALUE
---   -----------------------                                      -------------------------    ------        -----

*     WHX Stock                                                    WHX Common Stock           $2,017,154   $ 1,242,290
*     T. Rowe Price Capital Appreciation Fund                      Mutual Fund                               5,945,983
*     T. Rowe Price Equity Index 500 Fund                          Mutual Fund                               1,525,860
*     T. Rowe Price International Stock Fund                       Mutual Fund                               1,061,186
*     T. Rowe Price Mid Cap Growth Fund                            Mutual Fund                               2,449,479
*     T. Rowe Price Prime Reserve Fund                             Mutual Fund                               1,891,948
*     T. Rowe Price Small Cap Value Fund                           Mutual Fund                               3,165,333
*     T. Rowe Price Spectrum Growth Fund                           Mutual Fund                               6,028,303
*     T. Rowe Price Spectrum Income Fund                           Mutual Fund                               3,400,195
*     T. Rowe Price Stable Value Fund                              Mutual Fund                               4,744,512
      MFS Investment Management Mass. Investors Growth Fund        Mutual Fund                               2,440,756
      MFS Investment Management Mass. Investors Trust              Mutual Fund                                 928,692
      MFS Investment Management MFS Total Return Fund              Mutual Fund                                 323,359
*     Loans to participants                                        Participant Loans - 5% to 10 1/2%         1,491,856

*           Denotes party-in-interest.
**          Cost is not required for participant-directed investments.

                                        9

                                   SIGNATURES

            The Plan.  Pursuant to the  requirements of the Securities  Exchange
Act of 1934, the trustees (or other persons who administer the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Handy & Harman Savings Plan

Date:  July 13, 2004                      /s/ Paul E. Dixon
                                          --------------------------------------
                                          Name:  Paul E. Dixon
                                          Title: Senior Vice President, General
                                                 Counsel and Secretary
                                                 Handy & Harman Savings Plan
                                                 Administrative Committee